September 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	Everbridge, Inc.
Registration Statement on Form S-1
File No. 333-213217

Acceleration Request
Requested Date:	Thursday, September 15, 2016
Requested Time:	4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters, hereby join Everbridge, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-213217) to become effective on September 15, 2016, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that the Preliminary Prospectus, dated September 6, 2016, was distributed by us, as representatives of the several underwriters, approximately as follows from September 6, 2016 through the date hereof:

Copies to dealers	319
Copies to institutional investors	1740
Copies to others/retail	390
Total	2449

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, CREDIT SUISSE (USA) LLC

By:	/s/ John Kolz
Name: John Kolz Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH, INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia Title: Vice President

cc:	Ken Gordon, Goodwin Procter LLP

Jaime Ellerston, Everbridge, Inc.

C. Thomas Hopkins, Esq., Cooley LLP

Nicole C. Brookshire, Esq., Cooley LLP

Richard C. Segal, Esq., Cooley LLP